UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 29)
STATS ChipPAC Ltd.

(Name of Subject Company (issuer))
Singapore Technologies Semiconductors Pte Ltd
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited

(Names of Filing Persons (Offerors))
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)

(Title of Class of Securities)
CUSIP No. 85227G102

(CUSIP Number of Class of Securities)
Lena Chia, Managing Director
Legal & Regulations
Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
Calculation of Filing Fee

Transaction valuation* $1,494,980,186.70	Amount of filing fee** $45,895.89
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offerors, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offerors. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.
**The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,895.89
Form or Registration No.:	Schedule TO-T
Filing Party:	Singapore Technologies Semiconductors Pte Ltd
Date Filed:	March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

X	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

X	going-private transaction subject to Rule 13e-3.

X	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURES
EXHIBIT INDEX
EX-99.(A)(1)(LVII) Levels of Acceptances Announcement, dated May 17, 2007

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Singapore Technologies Semiconductors Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC and AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,768,073,022

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,768,073,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,768,073,022

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	81.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,768,073,022

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,768,073,022

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,768,073,022

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	81.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO and HC

     This Amendment No. 29 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on March 16, 2007 by Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a company incorporated under the laws of Singapore and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek”), and by Temasek. This Schedule TO relates to the offer by STSPL to purchase all outstanding ordinary shares (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) of STATS ChipPAC Ltd., a company organized under the laws of Singapore (the “Company”), not owned by Temasek or STSPL, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2007 (the “Offer to Purchase”), and the related Form of Acceptance and Authorisation, Form of Acceptance and Transfer and ADS Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment also constitutes Amendment No. 14 to the Schedule 13D, originally filed with the Securities and Exchange Commission on April 23, 2007 (the “Schedule 13D”).

     This Amendment amends the disclosure in Item 8 (“Interest in Securities of the Subject Company”) and Item 11 (“Interest in Securities of the Subject Company”) of Item 13 (“Information Required by Schedule 13E-3”) of the Schedule TO and Item 5 (“Interest in Securities of the Issuer”) of the Schedule 13D to reflect STSPL’s beneficial ownership of 1,768,073,022 Ordinary Shares (including Ordinary Shares represented by ADSs and Ordinary Shares into which the US$134,500,000 principal amount of Convertible Subordinate Notes due 2008 beneficially owned by STSPL may be converted), representing 81.0% of the issued Ordinary Shares (including in the numerator and the denominator the Ordinary Shares issuable upon a conversion of the Convertible Subordinated Notes due 2008 beneficially owned by STSPL).
     Since the filing of Amendment No. 13 to the Schedule 13D, STSPL (and through its ownership of STSPL, Temasek) has acquired beneficial ownership of the following additional Ordinary Shares:
•	As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on May 17, 2007, STSPL had acquired beneficial ownership of an additional 18,722,608 Ordinary Shares (including Ordinary Shares represented by 1,685,958 ADSs) in respect of which acceptances have been tendered pursuant to the Offer.
     The aggregate purchase price for such additional Ordinary Shares is S$32,764,564.
     The figures disclosed above are calculated and provided in accordance with the requirements of U.S. federal securities laws. These figures do not indicate the level of acceptances for purposes of determining whether the Higher Offer Price Threshold has been reached in the Offer. For the current level of acceptances which are calculated in accordance with the terms of the Offer, please refer to the attached Level of Acceptances Announcement exhibit.

Item 12.	Exhibits.

Exhibit (a)(1)(LVII)	Levels of Acceptances Announcement, dated May 17, 2007

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 17, 2007

SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Director

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Managing Director Legal & Regulations

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

Exhibit (a)(1)(LVII)	Levels of Acceptances Announcement, dated May 17, 2007